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                                                                   July 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010

Attn: Mr. John L. Krug

                  Re:     China Pharma Holdings, Inc.
                          File No.333-141734
                          Registration Statement on Form S-1
                          Filed July 11, 2008

Ladies and Gentlemen:

On behalf of China Pharma Holdings, Inc., a Delaware corporation (the "Company"), we have been authorized by the Company to present the following responses to your letter dated July 15, 2008 (the "Comment Letter"), relating to the Company's Form S-1 filed on July 11, 2008 (the "Form S-1").

Concurrently with this response to the Comment Letter, the Company is filing Amendment No. 1 to the Form S-1 (the "Amendment").

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

FORM S-1
--------

Required signature
------------------

1. With respect to the selling security holders that are non-natural persons, please expand the discussion to indicate the natural person with voting and/or investment control over the securities held by each non-natural person.

     In response to your comment, the Company has expanded the discussion about the selling security holders in this Amendment.

2. The Registration Statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to Signatures to Form S-3.

     In response to your comment, the Company has made such revision on the signature page of this Amendment.


If you have further requirements or questions, please do not hesitate to contact the undersigned at (1408) 947-1960 or by facsimile at (0086-10) 58785566.



                               Very truly yours,

                               KING AND WOOD, LLP


                               By: /s/ Charles Law
                                   ---------------
                                   Charles Law